

November 4, 2011

Via E-mail
R. Stephen Stagner
President and Chief Executive Officer
Mattress Firm Holding Corp.
5815 Gulf Freeway
Houston, Texas 77023

> **Re: Mattress Firm Holding Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Response dated November 2, 2011**
> **File No. 333-174830**

Dear Mr. Stagner:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Recent Developments, page 9

Financial data for the thirteen-weeks ended November 1, 2011, page 9

1. We note that you plan to disclose expected net sales and expected ranges of Adjusted EBITDA and net income for the thirteen-week period ended November 1, 2011. Please note that any range presented should be sufficiently narrow to be meaningful. In this regard, please tell us why you are unable to present an estimate of Adjusted EBITDA, as opposed to a range. Also, to the extent that any of the estimates or ranges reveal a significant change from the prior period, please expand your disclosure to explain, both quantitatively and qualitatively, the factors that led to the change and ensure that you have provided sufficient context so that the estimates and ranges you present are not misleading. Also expand your disclosure if the estimates or ranges reveal any new trends that will have, or are reasonably likely to have, a material impact on your financial

condition, operating performance, revenues or income or result in your liquidity decreasing or increasing in any material way.

2. Please discuss the reasons for any material changes in net income in the last paragraph on page 10.

3. Please revise the first sentence of the last paragraph to reflect that the financial data within a range *and the expected net sales data* are preliminary, etc.

4. Please confirm your understanding that if, prior to the effective date of your registration statement, more precise numbers or narrower ranges become available for net sales, Adjusted EBITDA or net income or your financial statements for the most recent quarterly period become available, they must be included in your registration statement.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Andrew J. Terry
       Ropes & Gray LLP